

July 11, 2018

James Sagemark
Chief Executive Officer
InSitu Biologics, Inc.
38730 Woodlane Drive
Suite 102
Woodbury, MN 55125

> Re: **InSitu Biologics, Inc.**
> **Amendment No. 2 to Offering Statement on Form 1-A**
> **Filed June 29, 2018**
> **File No. 024-10845**

Dear Mr. Sagemark:

We have reviewed your amended offering statement and have the following comment.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 29, 2018 letter.

Form 1-A Filed June 29, 2018

Clinical Data Process, page 55

1. We note your revised disclosure in response to prior comment 1. Safety and efficacy are assessed throughout all stages of clinical trials and the determinations are within the sole authority of the FDA or comparable foreign regulatory entity. Please remove all references to your product candidates being safe or effective. For example:

    - "[T]he GLP study illustrates that a single injection of sustained release hydrogel with bupivacaine administered near the sciatic nerve produced long-lasting analgesia in a rat model."
    - "In conclusion sustained release hydrogel with bupivacaine provides long lasting

> analgesia via release of bupivacaine from a biohydrogel matrix with no severe
> negative pathological findings in a rat model...."

You can describe the results observed during the study but drawing conclusions related to safety and efficacy is not appropriate.

You may contact Ibolya Ignat at 202-551-3636 or Angela Connell at 202-551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Suzanne Hayes at 202-551-3675 with any other questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Jillian Sidoti, Esq.